                                                                  EXHIBIT (G)(4)

Sherrie R. Savett                           THIS IS NOT AN ARBITRATION
Attorney No. 17646                          ASSESSMENT OF DAMAGES HEARING
Stephen D. Ramos                            REQUIRED
Attorney No. 35010

Berger & Montague, P.C.                     Plaintiff Mark L. Simon
1622 Locust Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 875-3000

Attorneys for Plaintiff
                                        ++
MARK L. SIMON, On Behalf Of              +  MONTGOMERY COUNTY COURT OF COMMON
Himself, And All Others                  +  PLEAS, TRIAL DIVISION
Similarly Situated, 212 East             +
39th Street New York, NY 10016           +
                                         +
                                         +  CIVIL ACTION NO. 97-14262
                                         +
                                         +
                             Plaintiff,  ++ CLASS ACTION COMPLAINT
                                         +
                                         +
            -against-                    +  JURY TRIAL DEMANDED
                                         +
ROBERT E. CAWTHORN, CLAUDE               +
HELENE, JEAN-JACQUES BERTRAND,           +
MICHEL DE ROSEN, DALE F. FREY,           +
JEAN-MARC BRUEL, CHARLES-HENRI           +
FILIPPI, E. MANFRED KAROBATH,            +
TIMOTHY G. ROTHWELL, ERIC J.             +
TOPOL, IGOR LANDAU, JEAN-PIERRE          +
TIROUFLET, RHONE-POULENC, S.A.,          +
and RHONE-POULENC RORER, INC.,           +
500 Arcola Road                          +
Collegeville, Pennsylvania               +
                                         +
                             Defendants. +
                                        ++


                               NOTICE TO DEFEND

  You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney, and filing in writing with the court your defense or objections to the claims set forth against you. You are warned that if you fail to do so this case may proceed without you, and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

  YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER OR CANNOT AFFORD ONE, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW TO FIND OUT WHERE YOU CAN GET LEGAL HELP.

                           LAWYER REFERENCE SERVICE
                               Montgomery County
                             100 West Airy Street
                             Norristown, PA 19401
                                (610) 279-9660

Sherrie R. Savett                           THIS IS NOT AN ARBITRATION
Attorney No. 17646                          ASSESSMENT OF DAMAGES
Stephen D. Ramos                            HEARING REQUIRED

Attorney No. 35010
Berger & Montague, P.C.                     Plaintiff Mark L. Simon
1622 Locust Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 875-3000

Attorneys for Plaintiff

MARK L. SIMON, On Behalf Of                 MONTGOMERY COUNTY
Himself, And All Others                     COURT OF COMMON PLEAS,
Similarly Situated, 212 East                TRIAL DIVISION
39th Street New York, NY 10016


                                            CIVIL ACTION NO. 97-14262
                         Plaintiff,


                                            CLASS ACTION COMPLAINT
            -against-


                                            JURY TRIAL DEMANDED
ROBERT E. CAWTHORN, CLAUDE
HELENE, JEAN-JACQUES BERTRAND,
MICHEL DE ROSEN, DALE F. FREY,
JEAN-MARC BRUEL, CHARLES-HENRI
FILIPPI, E. MANFRED KAROBATH,
TIMOTHY G. ROTHWELL, ERIC J.
TOPOL, IGOR LANDAU, JEAN-PIERRE
TIROUFLET, RHONE-POULENC, S.A.,
and RHONE-POULENC RORER, INC.,
500 Arcola Road Collegeville,
Pennsylvania

                         Defendants.

  Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

  1. Plaintiff, Mark L. Simon, is and has been at all times relevant to this action, the owner of shares of Rhone-Poulenc Rorer, Inc. ("RPR" or the "Company") common stock.

  2. Defendant RPR is a corporation duly organized and existing under the laws of the state of Pennsylvania and is located at 500 Arcola Road, Collegeville, Pennsylvania. The Company discovers, develops, manufactures and markets a broad line of pharmaceutical products for human use, including prescription medicines, over-the-counter medicines and plasma-derived products, manufactures and sells bulk pharmaceuticals and limited quantities of other chemicals and develops, manufactures and commercializes both in-vivo and ex-vivo cell and gene therapy products. As of March 14, 1997, there were more than 141 million shares of RPR common stock outstanding. RPR's common stock trades on the New York Stock Exchange. The Company had 1996 sales of $5.42 billion.

  3. (a) Defendant Rhone-Poulenc, S.A. ("RP"), is a corporation duly organized and existing under the laws of France and is located at 25, Quai Paul Doumer, 92408 Courbevoie, France. Pursuant to the terms of an acquisition agreement between the Company and RP dated as of March 12, 1990 (the "Acquisition Agreement"), RP acquired approximately 68.3% or 96.8 million shares of RPR's outstanding shares in the following two transactions in 1990: (i) Upon the expiration on May 5, 1990 of RP's tender offer, RP purchased RPR shares tendered to it representing approximately 50.1% of RPR's outstanding shares;
(ii) On July 31, 1990, RPR issued additional shares to RP in consideration of the contribution to the Company by RP of its Human Pharmaceutical Business. By virtue of its stock ownership of 68.3% of RPR common stock, RP controls RPR.

  (b) Pursuant to the terms of the Acquisition Agreement, RP is subject to a standstill period extending until July 31, 1997, during which RP can not acquire additional shares except under certain conditions provided for in the Acquisition Agreement. The Acquisition Agreement further provided that RP would vote all of its RPR shares to elect, and the Company would use its best efforts to cause to be elected to the Company's Board of Directors, seven directors selected by RP (the "RP Designees"), three executive officers of the Company (the "Rorer Designees"), and three individuals who were independent persons selected by the nominating committee of the RPR board of directors.

  4. Defendant Michel de Rosen ("de Rosen") is and, at all relevant times, was Director, Chairman and Chief Executive Officer of the Company. Defendant de Rosen is a Rorer Designee and also serves as a member of the Executive Committee of RP.

  5. Defendants Robert E. Cawthorn ("Cawthorn"), Jean-Marc Bruel ("Bruel"), Charles-Henri Filippi ("Filippi"), Claude Helene ("Helene"), Jean-Jacques Bertrand ("Bertrand"), Igor Landau ("Landau") and Jean-Pierre Tirouflet ("Tirouflet") are and, at all relevant times, were RP Designees to the Company's Board of Directors. Defendant Cawthorn is Chairman Emeritus of RPR. Defendant Bruel is Vice Chairman of Rhone-Poulenc Group, and a director and member of the Executive Committee of RP. Defendant Helene is Senior Vice President and Director Scientifique of RP. Defendant Bertrand was Executive Vice President of the Company until 1993. Defendant Landau is President and Chairman, Health Sector, of RP. Defendant Tirouflet is Executive Vice President and Chief Financial Officer and a member of the Executive Committee of RP.

  6. Defendants E. Manfred Karobath ("Karobath") and Timothy G. Rothwell ("Rothwell") are RPR Designees and, at all relevant times, have been members of the RPR Board of Directors. Defendant Karobath is executive Vice President of RPR and President of RPR Research & Development. Defendant Rothwell is President of RPR.

  7. Defendants James S. Riepe ("Riepe"), Eric J. Topol, M.D. ("Topol") and Dale F. Frey ("Frey") are and, at all relevant times, were members of the RPR Board of Directors.

  8. The directors of RPR referred to in paragraphs 4-7 (collectively, the "Individual Defendants") owe fiduciary duties to RPR and its stockholders, including plaintiff.

  9. Defendant RP, as the majority stockholder and a control person of RPR, and the Individual Defendants, as officers and/or directors of RPR, are in a fiduciary relationship with RPR and its stockholders and owe to plaintiff and the other RPR shareholders the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                           CLASS ACTION ALLEGATIONS

  10. Plaintiff brings this action on his own behalf and as a class action, pursuant to Pa.R.Civ.P. 1701 et. seq., on behalf of all common stockholders of RPR, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of defendants.

  11. This action is properly maintainable as a class action for the following reasons:

    (a) The Class is so numerous that joinder of all members is impracticable. Members of the Class own, in the aggregate, approximately 44 million shares of RPR common stock, which trades on the New York Stock Exchange, a developed and efficient market. While the exact number of the members of the Class is unknown to plaintiff at this time, and can only be ascertained through appropriate discovery, plaintiff believes that the Class is comprised of at least hundreds of members.

    (b) Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting only individual members of the Class. Among the questions of law and fact common to the Class are:

      (i) whether defendants have engaged in or are continuing to act in a manner constituting a breach of their fiduciary duties to plaintiff and the Class, including those of good faith, loyalty, fair dealing, due care and candor and to refrain from self-dealing;

      (ii) whether defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of the RPR stockholders other than defendants;

      (iii) whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below; and

      (iv) whether plaintiff and the other members of the Class have sustained damages and, if so, what is the proper measure of their damages.

    (c) Plaintiff's claims are typical of the claims of the Class in that plaintiff, plaintiff has the same interests as the other members of the Class, and all members of the Class have been and will be harmed by defendants wrongful conduct as complained of herein.

    (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff will fairly and adequately represent the interests of the Class. Plaintiff has no conflict of interest in the maintenance of this action as a class action and plaintiff has or can acquire adequate financial resources to assure that the interests of the Class will not be harmed.

    (e) A class action will provide fair and efficient adjudication of this controversy since the prosecution of separate actions by individual members of the Class would create a risk of (1) inconsistent or varying adjudications which would confront defendant with incompatible standards of conduct; and (2) adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

    (f) Plaintiff does not anticipate any difficulties in the management of this action as a class action.

    (g) This forum is appropriate for the litigation of the claims of the entire Class.

    (h) In view of the complexities of the issues and the expenses of the litigation, the separate claims of individual Class members are insufficient in amount to support separate actions.

    (i) It is unlikely that the amount which may be recovered by individual Class members will be so small in relation to the expense and effort of administering the action as not to justify a class action.

  12. Class certification is also appropriate pursuant to PA.R.Civ.P. 1701 et. seq., because separate adjudications would pose a risk of establishing incompatible standards of conduct for defendants and/or of substantially impeding the ability of other shareholders to protect their interests in this matter, and because defendants have acted on grounds generally applicable to the class, making appropriate final injunctive and/or declaratory relief with respect to the class as a whole.

  13. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy and the requirements of PA.R.Civ.P. 1701 et. seq., are satisfied.

                               CLAIM FOR RELIEF

  14. On or about June 26, 1997, RP announced that is seeking to purchase the 31.7% interest in RPR it does not already own in a transaction valued at approximately $4.3 billion or $92 per share. RP has stated that it will not make a definite decision on buying the minority stake until the standstill provisions of the Acquisition Agreement expire on July 31, 1997. RP will present its proposal at the RPR Board of Directors meeting on July 2, 1997.

  15. By announcing the price at which it would make an offer, if it determined after July 31, 1997 to make a definitive offer, defendant RP artificially capped the price which shareholders of RPR could receive in any proposed transaction. This effort to cap the price was exacerbated by comments made by RP's Chairman and

Chief Executive Officer, Jean-Rene Fortou. When asked whether the deal could be in jeopardy if RPR's share price rises above $92 per share, Fortou replied:
"I don't imagine a situation like that could happen," explaining that he expects RPR's price to remain stable.

  16. Concurrent with the announcement of RP's intentions, an announcement was made by an advisory panel of the U.S. Food and Drug Administration that RPR should be permitted to market its blood thinning drug Lovenox for patients with serious heart conditions. RPR has high hopes for Lovenox and has stated that expanded uses of the drug could help it become a $1 billion a year seller. Worldwide sales of Lovenox are currently $500 million. Had this announcement regarding the FDA panel recommendation been in the absence of the RP announcement, it is likely that RPR stock would have surged. Thus, the purported premium represented by the $92 per share price RP would pay if it made an offer does not represent a genuine 16% premium and further illustrates the manner in which the RP announcement caps the price of RPR's shares.

  17. The timing of RP's announcement is designed to take advantage of RPR's depressed stock price which is a function of the recall of plasma products by RPR's Centeon joint venture, which recall had a devastating effect on RPR's 1996 earnings. In October 1996, Centeon, a joint venture in which the Company has a 50% interest, initiated a voluntary worldwide recall of all in-date lots of Albuminar/Plasma-Plex products as a precautionary measure in response to manufacturing concerns with respect to these products at a U.S. production facility and temporarily suspended the manufacture of plasma-derived products at the location. In January 1997, Centeon entered into a consent decree with the U.S. Government which set conditions for the shipment by Centeon of both plasma-based products and certain pharmaceutical products manufactured for the Company at the facility. As a result of the foregoing, RPR's shares price lagged through mid-1997. As Marie Helene Leopold, a pharmaceutical analyst at Paribas Capital Markets, noted:

    It if weren't for Centeon, the price Rhone-Poulenc would have had to pay would have been much higher.

The outlook for RPR predicts a sharp earnings recovery during the second half of 1997 and earnings growth of 20% annually for the rest of the decade.

  18. RP's announcement is purportedly part of a plan to focus its business on pharmaceuticals. In its June 26th announcement, RP also said it will spin off its chemicals and fibers businesses into a new company in 1998. As David Scott of Institutional Capital, an institutional investor noted: "This step turns a mediocre company [RP] into a good company and even more importantly a great stock." Indeed, upon announcement of RP's intentions to acquire the outstanding minority RPR shares held by the Class at $92 per share, the price of RP's own stock increased sharply, indicating that RP's proposed buyout of the RPR minority is a great deal for RP, though not for the Class.

  19. As set forth above, RP already owns 68.3% of the outstanding common stock of RPR. Accordingly, RP has the power to squeeze out RPR's minority shareholders, i.e., the Class, at an unfair price. The loyalties of the Director Defendants, seven of whom are RP designees to the Company's Board of Directors, are, at best, divided. The Individual Defendants are beholden to RP, the majority owner of RPR, and cannot be expected to act in the best interest of the Class consisting of RPR's minority stockholders, even though the Board announced the formation of a special committee of purportedly independent directors to "review" any proposal made by RP.

  20. The purpose of the proposed transaction is to enable RP to acquire the remaining shares of RPR it does not already own and to acquire RPR's valuable assets for RP's own benefit at the expense of the Class of RPR's public stockholders, who will be deprived of the opportunity to reap the benefit of RPR's imminent and expected financial improvement.

  21. The proposed acquisition comes at a time when RPR is expected to increase revenues and perform well. In fact, management expects Lovenox/Clexane, RPR's new core product, with sales of $500 million in 1996, to become its first billion dollar drug in five years. RP and the Director Defendants have timed this transaction to capture RPR's positive performance and use it to their own ends, without paying an adequate or fair price for the remaining RPR shares owned by the members of the Class.

  22. Defendants, including the Director Defendants who are under the control and influence of RP, are in a position of control and power over the RPR minority stockholders and have access to internal financial information about RPR, its true value, expected increase in true value and the benefits to RP of 100% ownership of RPR to which plaintiff and the Class members are not privy. Defendants are using their positions of power and control, including the disparity of knowledge of RPR's true value, to benefit RP in this transaction, to the detriment of plaintiff and the Class.

  23. In making the June 26th announcement, RP has undervalued the RPR common stock by ignoring the full value of its assets and future prospects. The proposed merger consideration does not reflect the value of RPR's valuable assets, as known to Defendants, to the detriment and disadvantage of RPR's minority public stockholders.

  24. The Director Defendants have clear and material conflicts of interest and are acting to better the interests of RP at the expense of RPR's public stockholders.

  25. The June 26th announcement serves no legitimate business purpose of RPR but rather is an attempt by defendants to unfairly benefit RP and the RPR Designees at the expense of RPR's public stockholders. The proposed plan will provide for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of RPR and its valuable assets, while permitting RP to reap substantial benefits from any transaction.

  26. Because defendants, as the controlling shareholder, officers, and directors of RPR, are in possession of corporate information concerning the assets, businesses and future financial prospects of those affiliates, the degree of knowledge and economic power between defendants and the public stockholders of RPR is unequal, making it grossly and inherently unfair for RP to obtain ownership of RPR's assets from the public common shareholders at the unfair and inadequate price which defendants have publicly announced.

  27. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

  . undertake an appropriate evaluation of RPR's worth as an acquisition candidate;

  . act vigorously and independently so that the interests of RPR's public stockholders will be protected from overreaching by RP, including but not limited to the retention of independent advisors by the special committee to evaluate critically the proposed RP offer and negotiate at arm's length with RP on behalf of RPR's minority stockholders;

  . adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of RPR's public stockholders; and

  . if a merger transaction is to go forward, require that it be approved by a majority of the minority, i.e., by a majority of the 31.7% of RPR shares held by the Class, and not crammed down by a vote of the controlling block of RPR shares held by RP.

  28. As a result of defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

  29. Defendants, in failing to disclose the material non-public information in their possession as to the true value of RPR's assets and business prospects, the full extent of the future earnings potential of the Company and its expected increase in profitability, are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the member of the Class.

  30. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of RPR's assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the proposed merger is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in vigorous, bona fide, arm's length negotiations on the terms of RPR's buy-out proposal, and will not supply to RPR's public stockholders all material information to enable them to determine the fair value of their RPR shares and to cast informed votes on the proposed merger, and so defendants will be able to consummate the proposed transaction on grossly unfair terms, all to the irreparable harm of the members of the Class. Once the proposed transaction is consummated and RP has secured total control of RPR, it will be impossible to undo the transaction.

  31. Plaintiff and the other members of the Class have no adequate remedy at law.

  WHEREFORE, plaintiff prays for judgment and relief as follows:

    A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

    B. Declaring that defendants have breached their fiduciary and other duties to plaintiff and the other members of the Class;

    C. Entering an order requiring defendants to take the steps set forth hereinabove;

    D. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed buy-out transactions;

    E. In the event the proposed buy-out is consummated, rescinding it and setting it aside;

    F. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

    G. Awarding costs and disbursements, including plaintiff's counsels' fees and experts' fees; and

    H. Granting such other and further relief as to the Court may deem just and proper.

                               JURY TRIAL DEMAND

  Plaintiff demands a trial by jury on all issues.

Dated: July 31, 1997

                                          BERGER & MONTAGUE, P.C.

                                          /s/ Sherrie R. Savett
                                          -----------------------------------
                                          Sherrie R. Savett
                                          Stephen D. Ramos
                                          1622 Locust Street
                                          Philadelphia, Pennsylvania 19103
                                          (215) 875-3000

OF COUNSEL:

ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700

                                 VERIFICATION

  I, MARK L. SIMON, do hereby verify that the statements made in the Class Action Complaint are true and correct according to my knowledge, information and belief. I understand that the statements in said Complaint are made subject to the penalties of 18 Pa.C.S.(S)494 relating to unsworn falsification to authorities.

Dated: July 28, 1997

                                          /s/ Mark L. Simon
                                          ------------------------------------
                                          MARK L. SIMON